82-34635

Singer N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles



03022676

June 12, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 13 2003
WASH. D.C.
152
SECTION

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir,

Re: SINGER N.V.
Exemption Number ~~82-5225~~

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Interim Report of Foreign Private Issuer of Singer N.V. dated June 12, 2003 and the documents referred to therein.

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

dw 6/16

Exemption No. 82-5225


SEC MAIL PROCESSING
RECEIVED
JUN 1 3 2003
WASH. D.C. 152 SECTION

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated June 12, 2003

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated May 1, 2003.
2.	Press Release dated June 13, 2003.
3.	Quarterly Report for Singer N.V. for the quarterly period ended March 31, 2003.

Singer N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles

June 12, 2003


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 1 8 2003
WASH. D.C.
152

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Interim Report of Foreign Private Issuer of Singer N.V. dated June 12, 2003 and the documents referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

EXHIBIT NO.1

Exemption No. 82-5225

FOR IMMEDIATE RELEASE
May 1, 2003

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES PRELIMINARY RESULTS FOR THE FIRST QUARTER OF 2003

May 1, 2003, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or "the Company") confirmed today that due to certain economic, liquidity, operational and management problems in the Company's Mexican subsidiary that developed in the second half of 2002 and intensified in the first quarter of 2003, the Company estimates that it will report a loss on a consolidated basis for the first quarter of 2003 of approximately $10 million. This would be Singer's first quarterly loss, since the conclusion of the Company's successful Chapter 11 emergence and reorganization in September 2000.

Excluding the anticipated loss at the Company's Mexican subsidiary, Singer expects its results for the first quarter of 2003 to be meaningfully improved over the results for the corresponding quarter of 2002 with the Company, excluding Mexico, earning approximately $5 million, including a $2.7 million gain from the successful refinancing of the debt of the Company's US subsidiary. The Company anticipates reporting its first quarter results on or about May 20, 2003.

Mr. Stephen H. Goodman, Singer's Chairman, President and Chief Executive Officer noted, "We are extremely disappointed by the very substantial loss in Mexico, which has reduced Singer's equity investment in our Mexican subsidiary to zero. The measures now being undertaken should limit any additional losses. We are encouraged by the continued and increasing profitability in the rest of Singer and by the progress being made on the Company's restructuring. Despite the first quarter loss, the Company anticipates that it will be profitable for the full year 2003."

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ending December 31, 2002 and 2001 and for the three months ending December 31, 2000, together with the Auditor's Report thereon; the 2002 Disclosure Statement and Report dated April 2003, and the prior Disclosure Statements and Reports dated May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's financial website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may



RECEIVED
JUN 1 3 2003
WASH, D.C.
152
SECTION

also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with creditors under the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (917) 534-5373.

EXHIBIT NO.2

Exemption No. 82-5225

FOR IMMEDIATE RELEASE
June 13, 2003

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES FIRST QUARTER LOSS AT MEXICAN SUBSIDIARY OTHER OPERATIONS SHOW OVERALL IMPROVEMENT

June 13, 2003, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company") announced today a loss for the first quarter of 2003, reflecting economic, liquidity, operational and management problems at the Company's Mexican subsidiary that developed during the second half of 2002 and which intensified in the first quarter of 2003.

Excluding the loss in Mexico, Singer's results for the first quarter of 2003 were improved over the results for the corresponding quarter of 2002. In addition to a significant operational improvement, a $2.7 million gain was realized by the U.S. Sewing operations as a result of the successful refinancing of the operations' maturing debt. Highlights of the results, including and excluding Mexico, are shown in the table below:

(US$ millions)	Three Months Ended March 31,		
	2003	2002	Increase/(Decrease)
Revenue:			
Mexico	$ 14.7	$ 27.5	$ (12.8)
All other operating units	78.0	75.9	2.1
Consolidated total	$ 92.7	$ 103.4	$ (10.7)
Operating Income (Loss):			
Mexico	$ (17.4)	$ 0.7	$ (18.1)
All other operating units	8.0	6.5	1.5
Consolidated total	$ (9.4)	$ 7.2	$ (16.6)
Net Income (Loss):			
Mexico	$ (19.0)	$ 0.2	$ (19.2)
All other operating units	5.1*	0.4	4.7
Consolidated total	$ (13.9)	$ 0.6	$ (14.5)

* Includes gain of $2.7 million on US Sewing refinancing

For the first quarter of 2003, ended March 31, 2003, the Company reported consolidated revenues of $92.7 million as compared to $103.4 million for the first quarter of 2002, a decline of $10.7 million or 10.3%. The decrease was due to the $12.8 million decline in revenues in Mexico as illustrated in the table above. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $27.9 million for the 2003 quarter, an 18.2% increase over the $23.6 million recorded in the first quarter of 2002; these sales are not included in consolidated revenues. The Company's revenues for the first quarter of 2003 included $7.0 million of finance charges on consumer credit sales and $1.4 million of royalty and licensing income; the

corresponding amounts for the first quarter of 2002 were $8.3 million and $1.6 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $1.8 million.

Gross profit for the three months ended March 31, 2003 was $32.7 million, representing a gross margin of 35.3%, as compared to $38.9 million and a gross margin of 37.6% for the same period in 2002. The decline in gross margin was due primarily to lower margins in the Mexico operations as a result of changes in the sales mix and an increase in inventory reserves, which were partially offset by improved margins in the Company's manufacturing segment.

Selling and administrative expenses for the three months ended March 31, 2003 were $42.1 million, representing 45.4% of revenues, as compared to $31.6 million and 30.6% of revenues for the same period in 2002. The increase in selling and administrative expenses was primarily due to Mexico, which had selling and administrative expenses of $20.1 million for the 2003 quarter, as compared to $10.3 million for the same period in 2002, reflecting significantly higher provision for bad debts and increased advertising expense. Excluding Mexico, selling and administrative expenses as a percentage of revenue would have been 28.2% for both the first quarter this year and the prior year.

Operating income (loss) for the 2003 and 2002 quarters was ($9.4) million and $7.2 million, respectively. The Mexican operations were responsible for the decline in operating income.

Interest expense for the three-month period ended March 31, 2003 was $5.3 million as compared to $5.2 million for the three-month ended March 31, 2002.

Equity in earnings from Operating Affiliates totalled $0.9 million during the three-month period ended March 31, 2003 as compared to $0.6 million for the same period in 2002. The increase is due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $1.7 million in the three-month period ended March 31, 2003 as compared to a loss of $0.2 million in 2002. The $1.9 million increase in other income is primarily due to a $2.7 million gain recognized by U.S. Sewing as a result of their successful refinancing of their long-term debt. This was partially offset by $0.4 million unfavorable variance in foreign exchange gains and losses.

Provision for income taxes amounted to $1.3 million in the three-month period ended March 31, 2003, as compared to $1.1 million for the same period in 2002. The high income tax expense in the 2003 first quarter as compared to the pre-tax loss is due to the large loss incurred in the Mexican operations with no corresponding tax benefit as Mexico already had significant loss carry forwards.

The Company's net loss for the 2003 first quarter was $13.9 million as compared to net income of $0.6 million for the first quarter of 2002. The $14.5 million decline from prior year is due to the $19.2 million decline in Mexico's net income which was partially offset by a $4.7 million net income improvement in all the other operating units.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month periods ended March 31, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.1 million for the three-month period ended March 31, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares. During the first quarter, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the Preferred Shares of the Company for $3.8 million.

The net loss applicable to Common Shares was $14.2 million for 2003 resulting in a basic loss per common share of $1.76, as compared to net income to Common Shares of $0.3 million and basic earnings per common share of $0.04 for the prior year period.

The Retail operations (including Thailand) accounted for 62% of Singer's revenues in the 2003 first quarter. These operations had an operating loss, before corporate expenses and eliminations, of $11.5 million. The Company's consolidated results and the results for the Retail segment in the first quarter of 2003 were negatively impacted by the loss in Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The comparable figures for the first quarter of 2002 were 67% of Singer's revenue, with operating earnings of $6.9 million, before corporate expenses and eliminations.

The Sewing business accounted for 38% of Singer's revenues in the 2003 first quarter and had operating earnings, before corporate expenses and eliminations, of $5.8 million. The Sewing marketing operations in the United States were an especially strong contributor to this segment. The comparable figures for the first quarter of 2002 were 33% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $4.3 million.

Disappointing Quarter

Mr. Stephen H. Goodman, Singer's Chairman, President and Chief Executive Officer noted, "We are extremely disappointed by the very substantial loss in Mexico, which has reduced Singer's equity investment in our Mexican subsidiary to a negative amount. We anticipate that the measures now being undertaken should limit any additional losses for the full year 2003. We are encouraged by the continued and increasing profitability in the rest of Singer, especially the strong revenue and earnings performance in Sri Lanka and Thailand, and by the progress being made on the Company's restructuring. Despite the first quarter loss, the Company anticipates that it will be profitable for the full year 2003."

Share Distribution

On or about April 15, 2003, the Singer Creditor Trust made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company.

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through company-owned retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 26% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ending December 31, 2002 and 2001 and for the three months ending December 31, 2000, together with the Auditor's Report thereon; the 2002 Disclosure Statement and Report dated April 2003, and the prior Disclosure Statements and Reports dated May 2002 and September 2001; and copies of all quarterly reports

and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's financial website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil, the United States and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at 1 (917) 534-5373.

Exemption No. 82-5225

SINGER N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) Three Months Ended March 31, 2003	(Unaudited) Three Months Ended March 31, 2002
Revenues	$ 92,719	$ 103,356
Cost of revenues	60,045	64,482
Gross profit	32,674	38,874
Selling and administrative expenses	42,119	31,645
Operating income (loss)	(9,445)	7,229
Other income (expense):		
Interest expense	(5,225)	(5,185)
Equity in earnings from operating affiliates	882	595
Other, net	1,728	(225)
Total other income (expense)	(2,615)	(4,815)
Income (loss) from continuing operations before provision for income taxes and minority interest	(12,090)	2,414
Provision for income taxes	1,263	1,056
Minority interest share in income	(584)	(341)
Income (loss) from continuing operations	(13,937)	1,017
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	-	435
Net income (loss)	(13,937)	582
Dividends on preferred shares	275	275
Net income (loss) applicable to common shares	$ (14,212)	$ 307
Basic earnings (loss) per common share	$ (1.76)	$ 0.04
Basic weighted average common shares outstanding	8,059,077	8,121,828

EXHIBIT NO.3

Exemption No. 82-5225

SINGER®

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

**For the Quarterly Period Ended
March 31, 2003**

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 915 Broadway, New York, NY 10010. The Company's website is www.singer.com.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

On or about April 15, 2003, the Singer Creditor Trust made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer.

It is not anticipated that the Company's common shares will be listed on any U.S. or overseas security exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or any similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil, the United States and the Caribbean, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Exemption No. 82-5225

SINGER N.V.

INDEX

PART I | **Page**

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS
MARCH 31, 2003 and MARCH 31, 2002 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	March 31, 2003	March 31, 2002
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 10,805	$ 14,635
Accounts receivable, net of allowances for doubtful accounts of $28,757 and $21,186, respectively	105,956	120,595
Inventories, net	74,258	78,780
Other current assets	9,995	12,838
Total current assets	201,014	226,848
Investment in operating affiliates	28,592	26,626
Property, plant and equipment, net	57,180	66,478
Intangible assets, net	139,957	139,949
Other assets	25,790	22,174
Total assets	$ 452,533	$ 482,075
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 52,423	$ 57,204
Accounts payable	58,806	64,141
Accrued liabilities	35,650	37,317
Current portion of long-term debt	54,746	40,415
Total current liabilities	201,625	199,077
Long-term debt	81,318	111,283
Other non-current liabilities	55,031	57,205
Minority interest	11,008	9,522
Total liabilities	348,982	377,087
SHAREHOLDERS' EQUITY:		
Preferred shares, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, 40 shares in 2003 and 2002	15,994	18,650
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 8,059,077 in 2003 and 8,121,828 in 2002	81	81
Additional paid-in capital	80,919	80,919
Retained earnings	10,801	9,016
Accumulated other comprehensive loss	(4,244)	(3,678)
Total shareholders' equity	103,551	104,988
Total liabilities and shareholders' equity	$ 452,533	$ 482,075

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Balance Sheets

Exemption No. 82-5225

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months ended March 31, 2003	Three Months ended March 31, 2002
Revenues	$ 92,719	$ 103,356
Cost of revenues	60,045	64,482
Gross profit	32,674	38,874
Selling and administrative expenses	42,119	31,645
Operating income (loss)	(9,445)	7,229
Other income (expense):		
Interest expense	(5,255)	(5,185)
Equity in earnings from operating affiliates	882	595
Other, net	1,728	(225)
Total other income (expense)	(2,645)	(4,815)
Income (loss) from continuing operations before provision for income taxes and minority interest	(12,090)	2,414
Provision for income taxes	1,263	1,056
Minority interest share in income	(584)	(341)
Income (loss) from continuing operations	(13,937)	1,017
Discontinued operations		
Loss from operations of Greece, net of tax benefit	-	435
Net income (loss)	(13,937)	582
Dividends on preferred shares	275	275
Net income (loss) available to common shares	$ (14,212)	$ 307
Basic earnings (loss) per common share	$ (1.76)	$ 0.04
Basic weighted average common shares outstanding	8,059,077	8,121,828

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

Exemption No. 82-5225

SINGER N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 and 2002 (Unaudited)
(in thousands of US dollars)

	Three Months ended March 31, 2003	Three Months ended March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (13,937)	$ 582
Adjustments to reconcile net income (loss) to net cash provided by operating activities-		
Depreciation and amortization	1,557	1,711
Gain from extinguishments of debt	(2,750)	-
Equity in earnings from operating affiliates, net of dividends received	(285)	(595)
Minority interest share in income	584	341
Foreign exchange gain	(126)	(150)
Change in assets and liabilities-		
Decrease (increase) in accounts receivable	12,105	(370)
Decrease in inventory	13	6,773
Increase in other current assets	(884)	(1,452)
Increase (decrease) in accounts payable and accrued expenses	6,893	(1,099)
Other	347	(323)
Total adjustments	17,454	4,836
Net cash provided by operating activities	3,517	5,418
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(850)	(1,004)
Net cash used in investing activities	(850)	(1,004)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net decrease in notes and loans payable	(381)	(1,686)
Additions to long-term debt	15,646	500
Payments of long-term debt	(20,216)	(3,621)
Payments of preferred shares	(1,016)	-
Net cash used in financing activities	(5,967)	(4,807)
Effect of exchange rate changes on cash	562	108
Net decrease in cash and cash equivalents	(2,738)	(285)
CASH AND CASH EQUIVALENTS, beginning of the period	13,543	14,920
CASH AND CASH EQUIVALENTS, end of the period	$ 10,805	$ 14,635

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States of America for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2002 Disclosure Statement and Report dated April 2003.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has significant borrowings that require among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2003, 2004 and later years. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities.

As of March 31, 2003, the Company was in compliance with the respective covenants and restrictions of these financing agreements. Because of the first quarter loss in Mexico, the Company anticipates that it will not be in compliance for the upcoming quarter with respect to the minimum quarterly EBITDA

covenant under the Bank of Nova Scotia financing agreement. The Company, therefore, has re-classified $40 million in long-term amounts due under this facility to short-term as at March 31, 2003. The Company believes, however, that it will be successful in renegotiating this covenant to be in compliance and will be able to re-classify the amounts as long-term for the period ending June 30, 2003. Discussions with the Bank of Nova Scotia are now underway.

The Reorganization Plan

The reorganization of the Company was undertaken pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating Companies in Brazil, the United States and Turkey were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer were to receive substantially all of the equity shares of the Company. While the Company's common shares are not listed on any U.S. or overseas securities exchange or any NASDAQ or similar trading system, they are currently quoted on the "Pink Sheets" quotation service in the United States.

As part of the implementation of the Reorganization Plan, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement"), pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the current directors of the Company were initially appointed by the Creditors Committee of Old Singer and remain in office.

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented Fresh Start Reporting as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position 90-7, "Financial Reporting by entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. Fresh Start Reporting was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective fair values at that date.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324,000), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $514,452 as of September 30, 2000.

The Company allocated $85,000 of the reorganization value to the SINGER® brand name based on an independent appraisal. The portion of the reorganization value which could not be attributed to specific tangible or identifiable intangible assets of the reorganized Company has been reported as "Reorganization value in excess of amounts allocable to identifiable assets". The amounts are reflected under intangible assets on the condensed consolidated balance sheet. Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer is no longer amortizing the value of the trademark and other intangible assets with indefinite lives, reducing amortization expense by approximately $1,300 per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at December 31, 2002.

The Company's liquidity position is tight. Among other required principal payments due in 2003 and 2004, the Nova Scotia Financing Agreement requires Singer to reduce the outstanding balance of the facility by $2,500 to $40,000 by December 31, 2003, to $37,500 by June 30, 2004 and to pay off the remaining balance by December 31, 2004. Improvement in liquidity is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations and real estate sales as outlined in the Reorganization Plan, some of which are not within the Company's control. The Company is also considering the sale of all or part of certain continuing operations in furtherance of the Company's long-term strategy, and where the proceeds from such sales would meaningfully improve the Company's liquidity position.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The Company adopted SFAS No. 143 effective January 1, 2002; this adoption has not had a material effect on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 effective January 1, 2002. The sale of Singer A.E.E. Home Appliances, the Company's operating subsidiary in Greece ("Singer Greece"), in May 2002 has been recorded as a discontinued operation.

In July 2002, the FASB released SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities. These costs are on-time termination benefits, contract termination benefits, and other associated costs. The statement is effective for exit and disposal activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 will have a material effect on its financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires companies to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The Company adopted FIN 45 effective January 1, 2003; this adoption has not had a material effect on its financial position or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	March 31, 2003	March 31, 2002
Trade receivables	$ 47,216	$ 53,001
Installment receivables	77,644	82,364
Other	13,509	14,237
	138,369	149,602
Less:		
Unearned carrying charges	(24,292)	(21,988)
Installment receivables due in excess of one year	(8,121)	(7,019)
	$ 105,956	$ 120,595

4. INVENTORIES

Inventories are summarized as follows:

	March 31, 2003	March 31, 2002
Finished goods	$ 63,510	$ 69,537
Work in progress	2,172	1,524
Raw materials and supplies	8,576	7,719
	$ 74,258	$ 78,780

5. NOTES AND LOANS PAYABLE

The terms of certain financing agreements of Singer Mexicana S.A. de C.V. ("Singer Mexicana"), a subsidiary of the Company, contain, among other provisions, requirements for remaining current on all taxes such as social security, VAT and other local Mexican taxes. As at March 31, 2003, Singer Mexicana was in arrears on significant amounts of these taxes and, therefore, is in breach of its financing agreements.

6. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2003	March 31, 2002
Bonds and Debentures:		
Brazil - A Bonds – 10% due 2005	$ 17,077	$ 20,409
Brazil - B Bonds – due 2007	12,881	11,892
Brazil - Old Bonds – 12%	6,525	5,692
Sri Lanka - 17% due 2004	4,128	4,195
- 13% due 2005	3,095	-
Loans:		
Nova Scotia Financing Agreement	42,500	48,200
Omnibus Agreement	25,365	25,365
Singer Sewing Credit Agreement	-	24,450
Singer Sewing operating loan	11,377	-
Singer Sewing term loan	4,000	-
Banco Unibanco	2,747	6,933
Other	6,369	4,562
	136,064	151,698
Less- Current portion	54,746	40,415
	$ 81,318	$ 111,283

On March 31, 2003, the U.S. Sewing operations successfully refinanced their lending facility. The refinancing resulted in a one-time gain of $2.7 million reflecting a reduction on the pay out of the existing borrowings. The new financing includes a revolving line of credit facility, with one lender, with borrowing base limitations based on a formula tied to receivables and inventories to a maximum of $25 million. The facility bears interest at LIBOR plus 3.25% and will mature in five years. The balance outstanding on this facility at March 31, 2003 was $11.4 million. The second facility, with a second lender, is a $4 million subordinated term loan that will mature in three years, bearing interest at 18% per annum. Two thirds of the annual interest (12% per annum) is payable monthly in arrears, while one third of the interest (6% per annum) is accrued annually and is payable at the maturity of the term loan. Additionally, the term loan requires a 4% royalty payment to be made on sales above $60 million per year; the royalty payment is payable at the maturity of the term loan.

As of March 31, 2003, the Company was in compliance with the respective covenants and restrictions of these financing agreements. Because of the first quarter loss in Mexico, the Company anticipates that it will not be in compliance for the upcoming quarter with respect to the minimum quarterly EBITDA covenant under the Bank of Nova Scotia financing agreement. The Company, therefore, has re-classified $40 million in long-term amounts due under this facility to short-term as at March 31, 2003. The Company believes, however, that it will be successful in renegotiating this covenant to be in compliance and will be able to re-classify the amounts as long-term for the period ending June 30, 2003. Discussions with the Bank of Nova Scotia are now underway.

7. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note. The promissory note bears interest at 12.5% per annum and is repayable based on a formula tied to the subsidiary's accounts receivable balance, with payment in full due by July 1, 2003. If the promissory note is not paid as due, interest on the amount due shall increase to 18.0% per annum immediately and shall further increase by 2.0% for each ninety day period up to a maximum of 30.0% per annum. As of March 31, 2003, the balance outstanding on the promissory note was $2.7 million.

8. COMPREHENSIVE INCOME

	Three Months ended March 31, 2003	Three Months ended March 31, 2002
Net income (loss)	$ (13,937)	$ 582
Other comprehensive income:		
Foreign currency translation adjustment	(1,722)	61
Comprehensive income (loss)	$ (15,659)	$ '643

9. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Segment Data	Three Months ended March 31, 2003	Three Months ended March 31, 2002
Revenues:		
Retail-		
Americas	$ 19,726	$ 33,090
Asia	63,361	57,210
Africa and Middle East	1,227	1,099
Intersegment	397	276
	84,711	91,675
Sewing marketing-		
Americas	20,510	20,467
Asia	8,492	8,491
Europe	7,040	5,710
Intersegment	4,256	1,475
	40,298	36,143
Sewing manufacturing-		
America	257	935
Intersegment	10,626	8,811
	10,883	9,746
	135,892	137,564
Less- Operating Affiliate, Thailand	(27,894)	(23,646)
Intersegment	(15,279)	(10,562)
Total revenues	$ 92,719	$ 103,356

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Operating income (loss):		
Retail-		
Americas	$ (17,346)	$ 1,122
Asia	5,829	5,737
Africa & Middle East	14	42
	(11,503)	6,901
Sewing marketing-		
Americas	351	1,614
Asia	2,465	1,487
Europe	490	281
	3,306	3,382
Sewing manufacturing-		
Americas	2,536	1,010
Asia	(76)	(92)
	2,460	918
Corporate and eliminations	(1,308)	(1,939)
	(7,045)	9,262
Less- Operating Affiliate, Thailand	(2,400)	(2,033)
Total operating income (loss)	$ (9,445)	$ 7,229

	March 31, 2003	March 31, 2002
Interest expense:		
Retail-		
Americas	$ 575	$ 209
Asia	1,714	2,002
	2,289	2,211
Sewing marketing-		
Americas	385	678
Asia	680	538
Europe	100	78
	1,165	1,294
Sewing manufacturing-		
Americas	1,123	1,116
Asia	34	37
	1,157	1,153
Corporate and eliminations	822	935
	5,433	5,593
Less- Operating Affiliate, Thailand	(178)	(408)
Total interest expense	$ 5,255	$ 5,185

	March 31, 2003	March 31, 2002
Total assets:		
Retail-		
Americas	$ 61,909	$ 80,600
Asia	211,459	205,782
Europe	-	8,704
Africa and Middle East	933	968
	274,301	296,054
Sewing marketing-		
Americas	48,344	53,439
Asia	37,655	42,243
Europe	20,231	16,775
	106,230	112,457
Sewing manufacturing-		
Americas	26,311	33,203
Asia	9,402	11,577
	35,713	44,780
Corporate and eliminations	118,814	113,221
	535,058	566,512
Less- Operating Affiliate, Thailand	(82,525)	(84,437)
Total assets	$ 452,533	$ 482,075

Certain financial information by geographical area is as follows:

Geographic Data	Three Months ended March 31, 2003	Three Months ended March 31, 2002
Revenues:		
Americas	$ 40,493	$ 54,492
Asia	71,853	65,701
Europe	7,040	5,710
Africa and Middle East	1,227	1,099
	120,613	127,002
Less- Operating Affiliate, Thailand	(27,894)	(23,646)
Total revenues	$ 92,719	$ 103,356

	March 31, 2003	March 31, 2002
Assets:		
Americas	$ 136,564	$ 167,242
Asia	258,516	259,602
Europe	20,231	25,479
Africa and Middle East	933	968
Total countries	416,244	453,291
Corporate and eliminations	118,814	113,221
Less- Operating Affiliate, Thailand	(82,525)	(84,437)
Total assets	$ 452,533	$ 482,075

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asia regions.

Corporate and elimination assets consist mainly of intangible assets relating to the SINGER® brand name.

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2002 and the unaudited consolidated financial statements of the Company for the three months ended March 31, 2003 and 2002. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results Of Operations

Three Months Ended March 31, 2003 and March 31, 2002

The first quarter results were severely negatively impacted by the economic, liquidity, operational and management problems that developed in the Company's Mexican subsidiary during the second half of 2002 and which intensified in the first quarter of 2003. Excluding the loss in Mexico, Singer's results for the first quarter of 2003 were improved over the results for the corresponding quarter of 2002. The improvement was attributable, in part, to a $2.7 million gain realized by the U.S. Sewing operations as a result of the successful refinancing of the operations' maturing debt. Highlights of the results, including and excluding Mexico, are shown in the table below:

(US$ millions)	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	Increase/(Decrease)
Revenue:			
Mexico	$ 14.7	$ 27.5	$ (12.8)
All other operating units	78.0	75.9	2.1
Consolidated total	$ 92.7	$ 103.4	$ (10.7)
Operating Income (Loss):			
Mexico	$ (17.4)	$ 0.7	$ (18.1)
All other operating units	8.0	6.5	1.5
Consolidated total	$ (9.4)	$ 7.2	$ (16.6)
Net Income (Loss):			
Mexico	$ (19.0)	$ 0.2	$ (19.2)
All other operating units	5.1*	0.4	4.7
Consolidated total	$ (13.9)	$ 0.6	$ (14.5)

* Includes gain of $2.7 million on U.S. Sewing refinancing

For the first quarter of 2003 ended March 31, 2003, the Company reported consolidated revenues of $92.7 million as compared to $103.4 million for the first quarter of 2002, a decline of $10.7 million or 10.3%. The decrease was due to the $12.8 million decline in revenues in Mexico as illustrated in the table above. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $27.9 million for the 2003 quarter, an 18.2% increase over the $23.6 million recorded in the first quarter of 2002; these sales are not included in consolidated revenues. The Company's revenues for the first quarter of 2003 included $7.0 million of finance charges on consumer credit sales and $1.4 million of royalty and licensing income; the corresponding amounts for the first quarter of 2002 were $8.3 million and $1.6 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $1.8 million.

Gross profit for the three months ended March 31, 2003 was $32.7 million, representing a gross margin of 35.3%, as compared to $38.9 million and a gross margin of 37.6% for the same period in 2002. The decline in gross margin was due primarily to lower margins in the Mexico operations as a result of changes in the sales mix and an increase in inventory reserves, which was partially offset by improved margins in the Company's manufacturing segment.

Selling and administrative expenses for the three months ended March 31, 2003 were $42.1 million, representing 45.4% of revenues, as compared to $31.6 million and 30.6% of revenues for the same period in 2002. The increase in selling and administrative expenses was primarily due to Mexico, which had selling and administrative expenses of $20.1 million for the 2003 quarter, as compared to $10.3 million for the same period in 2002, reflecting significantly higher provision for bad debts and increased advertising expense. Excluding Mexico, selling and administrative expenses as a percentage of revenue would have been 28.2% for both the first quarter this year and the prior year.

Operating income (loss) for the 2003 and 2002 quarters was ($9.4) million and $7.2 million, respectively. The Mexican operations were responsible for the decline in operating income.

The Retail operations (including Thailand) accounted for 62% of Singer's revenues in the 2003 first quarter. These operations had an operating loss, before corporate expenses and eliminations, of $11.5 million. The Company's consolidated results and the results for the Retail segment in the first quarter of 2003 were negatively impacted by poor performance in Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The comparable figures for the first quarter of 2002 were 67% of Singer's revenue, and operating earnings of $6.9 million, before corporate expenses and eliminations.

The Sewing business accounted for 38% of Singer's revenues in the 2003 first quarter and had operating earnings, before corporate expenses and eliminations, of $5.8 million. The Sewing marketing operations in the United States were an especially strong contributor to this segment. The comparable figures for the first quarter of 2002 were 33% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $4.3 million. While the Company's consolidated results and the results for the Sewing segment continued to be negatively impacted during the first quarter of 2003 by the economic crisis in Turkey, net income in Turkey improved as compared to the prior year, while revenue was slightly below the prior year.

Interest expense for the three-month period ended March 31, 2003 was $5.3 million. Interest expense incurred by the Operating Companies during the period totaled $4.5 million, while Corporate interest expense in the period was $0.8 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.2 million. Interest expense for the three-month period ended March 31, 2002 was $5.2 million. Interest expense incurred by the Operating Companies during the 2002 period totaled $4.3 million, while Corporate interest expense in the period was $0.9 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.4 million.

Equity in earnings from Operating Affiliates totaled $0.9 million during the three-month period ended March 31, 2003 as compared to $0.6 million for the same period in 2002. The increase is due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $1.7 million in the three-month period ended March 31, 2003 as compared to a loss of $0.2 million in 2002. The $1.9 million increase in other income is primarily due to a $2.7 million gain recognized by U.S. Sewing as a result of their successful refinancing of their long-term debt. This was partially offset by $0.4 million unfavorable variance in foreign exchange.

Provision for income taxes amounted to $1.3 million in the three-month period ended March 31, 2003, as compared to $1.1 million for the same period in 2002. The high income tax expense in the 2003 first quarter as compared to the pre-tax loss is due to the large loss incurred in the Mexican operations with no corresponding tax benefit as Mexico already had significant loss carry forwards.

The Company's net loss for the 2003 first quarter was $13.9 million as compared to net income of $0.6 million for the first quarter of 2002. The $14.5 million decline from prior year is due to the $19.2 million decline in Mexico's net income which was partially offset by a $4.7 million net income improvement in all the other operating units.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month periods ended March 31, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.1 million for the three-month period ended March 31, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares. During the first quarter, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the Preferred Shares of the Company for $3.8 million.

The net loss applicable to Common Shares was $14.2 million for 2003 resulting in a basic loss per common share of $1.76, as compared to net income to Common Shares of $0.3 million and basic earnings per common share of $0.04 for the prior year period.

Liquidity And Capital Resources

Three Months Ended March 31, 2003 and March 31, 2002

For the three months ended March 31, 2003, Singer had a net cash inflow from operations of $3.5 million primarily due to a $12.1 million decrease in receivables, $6.9 million increase in accounts payable and accrued expenses, which were partially offset by a net loss of $13.9 million. Capital expenditures for the three months were $0.9 million. The decrease in notes and loans payable amounted to $0.4 million. The addition of $15.7 million of long-term debt and the repayment of $20.2 million of long-term debt primarily relate to the refinancing by the U.S. Sewing operations. The net effect was a decrease in cash and cash equivalents by $2.7 million to $10.8 million at March 31, 2003.

For the three months ended March 31, 2002, Singer had a net cash inflow from operations of $5.4 million primarily due to a $6.8 million decrease in inventory, which were partially offset by a decrease in accounts payable and accrued liabilities of $1.1 million and an increase in other current assets of $1.5 million. Capital expenditures for the three months were $1.0 million. The decrease in notes and loans payable amounted to $1.7 million, while long-term debt decreased by $3.6 million. The net effect was a decrease in cash and cash equivalents by $0.3 million to $14.6 million at March 31, 2002.

As of March 31, 2003, Singer had negative working capital of $0.6 million compared to net working capital of $27.8 million as of March 31, 2002. The $28.4 million decrease in the Company's working capital position was primarily due to the reclassification of $40 million in long-term amounts due under the Bank of Nova Scotia facility to short-term as at March 31, 2003 and the $12.1 million decrease in net accounts receivable reflecting the sales decline in Mexico and increased provision for bad debts. These were partially offset by the successful refinancing of the U.S. Sewing operations, with all that operations' debt now being classified as long-term debt whereas of March 31, 2002 it was classified as current portion of long-term debt.

The financing agreement entered into between the Company, and the Bank of Nova Scotia contains certain covenants and places certain restrictions upon the Company. Under the more restrictive of these requirements, the borrower must observe certain specified financial covenants including minimum quarterly EBITDA as defined in the financing agreement. As of March 31, 2003, the Company was in compliance with all of its respective covenants and restrictions. Because of the first quarter loss in Mexico, the Company anticipates that it will not be in compliance with respect to minimum quarterly EBITDA for the upcoming quarters under its Bank of Nova Scotia financing agreement. As noted above, the Company has re-classified $40 million in long-term amounts due under this facility to short-term as at March 31, 2003. The Company believes, however, that it will be successful in renegotiating this covenant to be incompliance and will be able to re-classify the amounts as long-term for the period ending June 30, 2003. Discussions with the Bank of Nova Scotia are now underway. The payments to the Bank of Nova Scotia have been restructured to require a payment of $2.5 million by December 31, 2003, a further $2.5 million payment by June 30, 2004 and full repayment of the $37.5 million balance by December 31, 2004. Previously the entire facility had been due on December 31, 2003.

On January 9, 2003, a subsidiary of the Company entered into an agreement with the PBGC to purchase all 40 issued and outstanding Preferred A shares of the Company for $3.8 million. The terms of the purchase agreement require the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million to be settled through a promissory note. The promissory note bears interest at 12.5% per annum and is repayable based on a formula tied to the subsidiary's account receivable balance with payment in full due by July 1, 2003. If the promissory note is not paid as due, interest on the amount due shall increase to 18.0% per annum immediately and shall further increase by 2.0% for each ninety day period up to a maximum of 30.0% per annum. As of March 31, 2003, the balance outstanding on the promissory note was $2.7 million.

On March 31, 2003, the U.S. Sewing operations successfully refinanced their lending facility. The refinancing resulted in a one-time gain of $2.7 million reflecting a reduction on the pay out of the existing borrowings. The new financing includes a revolving line of credit facility, with one lender, with borrowing base limitations based on a formula tied to receivable and inventories to a maximum of $25 million. The facility bears interest at LIBOR plus 3.25% and will mature in five years. The balance outstanding on this facility at March 31, 2003 was $11.4 million. The second facility, with a second lender, is a $4 million subordinated term loan that will mature in three years, bearing interest at 18% per annum. Two thirds of the annual interest (12% per annum) is payable monthly in arrears, while one third of the interest (6% per annum) is accrued annually and is payable at the maturity of the term loan. Additionally, the term loan requires a 4% royalty payment to be made on sales above $60 million per year; the royalty payment is payable at the maturity of the term loan.

As of March 31, 2003, Singer's liquidity position was tight. The Company's available short-term lines of credit and corresponding amounts utilized at March 31, 2003, were $75.2 million and $52.4 million, respectively. The Company was either fully drawn or close to fully drawn under certain facilities, including the Bank of Nova Scotia facility. While significant facilities remain unutilized in certain locations these facilities are not generally available to provide liquidity in other locations.

Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control. The Company's plans include efforts during 2003 to arrange additional financing facilities in several of its operating units. The Company is also considering the sale of all or part of certain continuing operations in furtherance the Company's long-term strategy, and where the proceeds from such sales would meaningfully improve the Company's liquidity position.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company is a new corporate entity arising from a Plan of Reorganization adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code which became effective on September 14, 2000. Continuation of the Company's business is dependent on its ability to achieve successful future operations. Also, the Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2003, 2004 and later years. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil and China. The amount spent on research and development in the three-month period ended March 31, 2003 and 2002 was not material. The Company is able to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines by working closely with third-party manufacturers who supply the Company with product.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month period ended March 31, 2003 and 2002.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations. In recent periods, for many operations, financial trends reported in US dollars have appeared significantly less favorable than would have been the case had those results been reported in local currency.

The Company's debt is largely subject to variable interest rates. Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial conditions or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2002. For a further discussion of these market risks and other risk factors see the Singer N.V. 2002 Disclosure Statement and Report dated April 2003.